Exhibit (a)(5)(xiii)

CORPORATE RELEASE
Valby, Denmark, November 28, 2024

Lundbeck announces expiration of Longboard tender offer and that all tender offer conditions are fulfilled
•	A significant step forward in Lundbeck’s Focused Innovator strategy and advancing the goal of building a robust neuro-rare franchise

•	The transaction is expected to close on December 2, 2024, following Lundbeck’s acceptance of all shares of common stock validly tendered and not validly withdrawn pursuant to the tender offer

•	Total transaction value of approximately USD 2.6 billion equity value and USD 2.5 billion net of cash (approximately DKK 17 billion)

•	The acquisition is expected to contribute to Lundbeck’s long-term revenue growth potential following expected launch in 2028
H. Lundbeck A/S (Lundbeck) announced that its previously announced tender offer to acquire all of the outstanding shares of Longboard Pharmaceuticals, Inc. (NASDAQ: LBPH) (Longboard) common stock for a purchase price of USD 60.00 per share in cash without interest and subject to any applicable withholding of taxes, has expired and that at time of expiration of the tender offer a total of shares representing 88.6% of the issued and outstanding voting shares of Longboard were validly tendered and not validly withdrawn pursuant to the tender offer.
Consequently, the condition to the tender offer that at least one share more than 50% of the outstanding Longboard voting shares at the expiration of the tender offer be validly tendered and not validly withdrawn as well as all other conditions to the tender offer have been satisfied.
Lundbeck expects to close the transaction on December 2, 2024, following Lundbeck’s acceptance for payment of all shares of Longboard common stock validly tendered and not validly withdrawn pursuant to the tender offer.
As a result of the closing, Longboard will become a wholly-owned subsidiary of Lundbeck and the common stock of Longboard will be delisted from the NASDAQ Global Market.
Longboard stockholders can direct questions regarding the tender offer to MacKenzie Partners, Inc., the information agent for the tender offer, toll free at +1 (800) 322-2885 or by email at tenderoffer@mackenziepartners.com.

H. Lundbeck A/S Ottiliavej 9 2500 Valby, DK Corporate Release No. 764 / 2024	CVR number: 56759913 LEI code: 5493006R4KC2OI5D3470 E-mail: investor@lundbeck.com www.lundbeck.com

Additional information about the tender offer and the acquisition

The tender offer for all of the outstanding shares of Longboard common stock expired one minute after 11:59 P.M., Eastern time, on November 27, 2024 (the Expiration Time) and the tender offer was not extended.

Broadridge Corporate Issuer Solutions, LLC, the depositary for the tender offer, has advised that, as of the Expiration Time, 30,618,257 shares of Longboard voting common stock were validly tendered and not withdrawn pursuant to the tender offer, representing approximately 88.6% of the issued and outstanding shares of Longboard voting common stock as of the Expiration Time. The condition to the tender offer that at least one share more than 50% of the outstanding Longboard voting shares at the expiration of the tender offer be validly tendered and not validly withdrawn and all other conditions to the tender offer have been satisfied.

Accordingly, Langkawi Corporation, a wholly owned indirect subsidiary of Lundbeck (Langkawi), on December 2, 2024, expects to accept for payment and promptly pay for all shares that were validly tendered and not withdrawn. Further, immediately following the foregoing share acceptance on December 2, 2024, Lundbeck expects to move forward with a merger of Langkawi with Longboard under Section 251(h) of the General Corporation Law of the State of Delaware (DGCL) (the Merger).

As a result of the Merger, each share of Longboard common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares (i) held by Longboard or held in Longboard’s treasury, (ii) shares held by Lundbeck, Langkawi or any direct or indirect wholly-owned subsidiary of Lundbeck, (iii) shares irrevocably accepted for purchase in the tender offer or (iv) shares outstanding immediately prior to the effective time of the Merger held by holders who are entitled to appraisal rights and have properly exercised and perfected their respective demands of such shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive USD 60.00 per share without interest and subject to any withholding of taxes required by applicable law, the same price offered in the tender offer. Following the closing of the acquisition on December 2, 2024, Longboard shares will no longer be listed on NASDAQ.

Lundbeck is funding the acquisition through existing cash resources and its bank financing facilities.

Contacts
Palle Holm Olesen	Thomas Mikkel Mortensen
Vice President, Investor Relations	Media Relations Lead, Corp. Communication
PALO@lundbeck.com	THMR@lundbeck.com
+45 30 83 24 26	+45 30 83 30 24

About H. Lundbeck A/S

Lundbeck is a biopharmaceutical company focusing exclusively on brain health. With more than 70 years of experience in neuroscience, we are committed to improving the lives of people with neurological and psychiatric diseases.
Brain disorders affect a large part of the world’s population, and the effects are felt throughout society. With the rapidly improving understanding of the biology of the brain, we hold ourselves accountable for advancing brain health by curiously exploring new opportunities for treatments.
As a focused innovator, we strive for our research and development programs to tackle some of the most complex neurological challenges. We develop transformative medicines targeting people for whom there are few or no treatments available, expanding into neuro-specialty and neuro-rare from our strong legacy within psychiatry and neurology.
We are committed to fighting stigma and we act to improve health equity. We strive to create long term value for our shareholders by making a positive contribution to patients, their families and society as a whole.
Lundbeck has approximately 5,500 employees in more than 50 countries and our products are available in more than 80 countries. For additional information, we encourage you to visit our corporate site www.lundbeck.com and connect with us via LinkedIn.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This corporate release is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Longboard common stock have been made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase and related materials, filed by Lundbeck with the U.S. Securities and Exchange Commission (the SEC) on October 30, 2024. Longboard filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on October 30, 2024. Investors and Longboard’s stockholders are strongly advised to read the tender offer materials carefully (including the offer to purchase, the related letter of transmittal and certain other offer documents) and any amendments thereto from time to time, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC, because they contain important information about such tender offer that Longboard’s stockholders should consider prior to making any decision regarding tendering their shares. All of these materials (and all other materials filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lundbeck and when available may be obtained by directing a request to the Information Agent for the tender offer named in the Schedule TO. Copies of the documents filed with the SEC by Longboard will be made available free of charge on Longboard’s internet website at https://ir.longboardpharma.com/financial-information/sec-filings or by contacting Longboard’s investor relations contact at IR@LongboardPharma.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Lundbeck, as well as the solicitation/recommendation statement filed by Longboard, Longboard will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Lundbeck or Longboard at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Longboard’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Safe Harbor/Forward-Looking Statements

This corporate release contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “estimate”, “intend”, “plan”, “project”, “will be”, “will continue”, “will result”, “could”, “may”, “might”, or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this corporate release, including, without limitation, those regarding Lundbeck and Longboard’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Lundbeck and Longboard’s products), are forward looking statements.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause Lundbeck and Longboard’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Factors that may affect future results include, among others, interest rate and currency exchange rate fluctuations; delay or failure of development projects, production or distribution problems; unexpected contract breaches or terminations; government-mandated or market-driven price decreases for Lundbeck’s products; introduction of competing products; Lundbeck’s ability to successfully market both new and existing products; exposure to product liability and other lawsuits; changes in reimbursement rules and governmental laws and related interpretation thereof; and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to Lundbeck’s ability to complete the transaction on the proposed terms and schedule; the outcome of legal proceedings that may be instituted against Longboard and/or others relating to the transaction; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Longboard and its products, including uncertainty of the expected financial performance of Longboard and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; and other uncertainties pertaining to the business of Longboard, including those detailed in Longboard’s public filings with the SEC from time to time, including Longboard’s most recent Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this corporate release and any oral presentations speak only as at the date of this corporate release. Lundbeck disclaims any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the corporate release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with products that are prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.